EXIBIT 8.2

MEADOWS SPRINGS ANNOUNCES ACQUISITION OF EARTH BIOFUELS, INC.

Wednesday, September 14, 9:00 am, ET

DALLAS—(BUSINESS WIRE)—September 14, 2005—Meadows Springs, Inc. (OTCBB: MDWS - News) today announced that it has acquired 80% of the common stock of Earth Biofuels, Inc. from Apollo Resources International (OTCBB: AOOR - News).  Earth Biofuels is a producer and distributor of biodiesel fuel, based in Jackson, MS.

Earth Biofuels, Inc. builds and owns biodiesel refining and blending facilities to produce biodiesel fuel.  Earth Biofuels distributes the fuel to wholesale buyers as well as through sales at its own retail facilities.

Meadows Springs will now operate under the dba Earth Biofuels, Inc. (same name as the subsidiary), and is in the process of making appropriate filings to make the name change permanent.  The Company will issue an announcement once the ticker symbol has been changed.  The website is currently found at www.apolloresources.com/ebi/.

This press release may contain “forward-looking statements” within the meaning of the federal securities laws, commonly identified by such terms as “believes,” “looking ahead,” “anticipates,” “estimates” and other terms with similar meaning.  Although the Company believes that the assumptions upon which its forward-looking statements are based are reasonable, it can give no assurance that these assumptions will prove to be correct.  Important factors that could cause actual results to differ materially from the Company’s projections and expectations are disclosed in the Company’s filings with the Securities and Exchange Commission.  All forward-looking statements in this press release are expressly qualified by such cautionary statements and by reference to the underlying assumptions.

Contact:

Investor Contact

Doug Jones, 214-522-0915